UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2 (WIW)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766R104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766R104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  3,980,204

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  3,980,204

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,980,204

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

6.5%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 3,980,204 shares of WIW on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney, which represents 6.5% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 3,980,204 shares or 6.5% of the outstanding shares. Sophie Karpus presently owns 2,535 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.60 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 15, 2005 at $12.51 (40 shares), February 17, 2006 at $11.90 (10 shares), December 12, 2006 at $11.64 (25 shares), December 13, 2006 at $11.59 (150 shares) and December 15, 2006 at $11.54 (55 shares). Ms. Karpus sold 25 shares at $11.91 on May 17, 2007. Karpus Investment Management Profit Sharing Plan currently owns 7,680 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.58 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), January 19, 2006 at $12.01 (550 shares), April 26, 2006 at $11.46 (500 shares), August 28, 2006 at $11.69 (1,400 shares), December 21, 2006 at $11.48 (550 shares) and December 28, 2006 at $11.53 (1,400 shares). The Plan sold 100 shares at $11.91 on May 17, 2007. George W. Karpus presently owns 3,130 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 12, 2005 at $12.58 (165 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (40 shares), February 8, 2006 at $11.99 (25 shares), February 9, 2006 at $11.99 (25 shares), February 15, 2006 at $11.87 (50 shares), February 16, 2006 at $11.86 (50 shares), February 17, 2006 at $11.90 (30 shares), March 27, 2006 at $11.71 (735 shares) and June 19, 2006 at $11.34 (580 shares). Mr. Karpus sold 50 shares at $11.91 on May 17, 2007. Karpus Investment Management Defined Benefit Plan presently owns 6,325 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), February 7, 2006 at $12.00 (25 shares), February 8, 2006 at $11.99 (100 shares), February 9, 2006 at $11.99 (200 shares), February 10, 2006 at $11.99 (100 shares), February 14, 2006 at $11.88 (200 shares), February 15, 2006 at $11.87 (200 shares), February 16, 2006 at $11.86 (150 shares), February 17, 2006 at $11.90 (115 shares), and on August 23, 2006 at $11.76 (2,520 shares). The Defined Benefit Plan sold 75 shares at $11.91 on May 17, 2007. Cody B. Bartlett Jr. presently owns 50 shares purchased on January 10, 2006 at $12.02 (25 shares), April 17, 2006 at $11.43 (10 shares), and on August 29, 2006 at $11.69 (22 shares). Mr. Bartlett sold 7 shares at $11.67 on February 27, 2007. Apogee Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.61%, Dana R. Consler owns 0.74% and Cody B. Bartlett Jr. owns 0.53%. Apogee Partners L.P. currently owns 106,191 shares of WIW. Garnsey Partners L.P. is also a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.23%, Kathleen F. Crane owns 0.07% and Jo Ann Van Degriff owns 0.06%. Garnsey Partners L.P. currently owns 41,202 shares of WIW. None of the other principals of KIM presently own shares of WIW.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases or dispositions:

 Date Shares Price Per Share
 4/2/2007 500  $11.84
 4/3/2007 2,600  $11.84
 4/3/2007 -250  $11.84
 4/3/2007 -20  $11.85
 4/4/2007 140  $11.85
 4/4/2007 -8,650  $11.85
 4/4/2007 -1,350  $11.85
 4/5/2007 -785  $11.85
 4/9/2007 1,125  $11.88
 4/10/2007 2,100  $11.89
 4/10/2007 -5,700  $11.91
 4/17/2007 11,245  $11.79
 4/17/2007 -500  $11.89
 4/18/2007 3,850  $11.78
 4/18/2007 20,500  $11.79
 4/19/2007 5,900  $11.77
 4/23/2007 300  $11.82
 4/25/2007 825  $11.95
 5/2/2007 700  $11.92
 5/2/2007 -90  $12.00
 5/4/2007 -450  $11.98
 5/9/2007 -2,482  $12.02
 5/15/2007 -10,250  $11.96
 5/17/2007 -26,020  $11.91
 5/24/2007 -245  $11.80
 5/29/2007 -215  $11.79
 5/31/2007 -6,675  $11.81
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

As is indicated in Item 4 in previous 13D/A filings, KIM has purchased Shares of WIW for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a letter to the Fund on June 6, 2007. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   June 6, 2007

EXHIBIT 1
Letter to the Fund
Transmitted June 6, 2007

June 6, 2007

Western Asset Management Company
Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2
Attn: Peter Erichsen, Chairman and R. Jay Gerken, President
385 East Colorado Boulevard
Pasadena, CA 91101

Mr. Erichsen, Mr. Gerken and fellow Trustees:
Karpus Management, Inc., d/b/a Karpus Investment Management (KIM) is a registered investment advisor incorporated in the state of New York. As of May 31, 2007, KIM represented ownership of 3,980,204 shares of the Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2 (WIW) which represents 6.5 percent of the outstanding common shares. I write on behalf of KIM to express our concerns over the recently announced changes to WIW's investment policy.

We have been accumulating shares of WIW since May 20, 2004 in order to invest the Treasury Inflation Protected Securities (TIPS) portion of our investment matrix. Our primary purpose for owning shares of WIW is the 80 percent of the fund that must be allocated to U.S. TIPS which provides for high credit quality and low risk for our conservative investment clients. Given that the Fund was originally marketed as a U.S. TIPS fund, that the sector's name appears in the Fund's name, and that the Fund has been invested in at least 80 percent U.S. TIPS since its IPO; we consider the announced changes as radical changes to the fund's investment policy that should require shareholder approval.

KIM manages assets for many ERISA plans, and other conservative investors, who have investment restrictions to which we must adhere. It came as quite a shock when I read your May 14th press release that stated not only that the Board of Trustees had unilaterally decided to make some very drastic changes to the Fund's investment policy, but also that they were doing so without seeking shareholder approval.

The proposed changes include a potential significant downgrade in the Fund's average credit quality by investing "no more than 40% of its total managed assets in below investment grade securities". This change would double the Fund's potential allocation to non-investment grade bonds. Also, even more alarming, the Fund will be able to invest "up to 100% of its total managed assets in non-U.S. dollar investments . . . [where](up to 100% of its non-U.S. dollar exposure may [be] unhedged)". These proposed changes are so significant that we will be forced to sell a large portion of our current holdings of the Fund due to account investment restrictions and investment matrix conformity. Being the second largest shareholder of the Fund, this will likely have a significant impact on the market price of WIW. In other words, dissenting shareholders to this investment policy change may sell their shares causing the discount to net asset value of the fund to widen which will cause subsequent exiting shareholders as well as remaining shareholders to lose investment value. In the past, fund management companies that have proposed significant investment policy changes have not only sought shareholder approval but have conducted tender offers at 98 percent of net asset value to give dissenting shareholders a means of exiting their investment without suffering economic harm.

Our firm sent two representatives to your May 14th meeting of shareholders. Despite the fact that the Trustees were scheduled to meet subsequent to the shareholders' meeting, no mention was made of these changes at the meeting. To the contrary, Peter Stutz, when asked at the shareholders' meeting if he was concerned about the narrowness of credit spreads in the high yield and emerging debt markets, confirmed his concern and that he could potentially envision the Fund holding 100 percent in U.S. TIPS. Hours after this conversation, the Board of Trustees issued the press release that they wanted to give Peter flexibility to move into sectors of the bond market the he did not find currently attractive. While I realize that Peter is probably not going to make these changes right away, could the Trustees not wait until next year's shareholder meeting and seek shareholder approval?

Why is the Board making such dramatic changes to the Fund's investment policy? The weak explanation given in the Fund's press release is to "allow for more opportunities to further enhance shareholder value." It seems a stretch that allowing the portfolio manager to invest in areas of the bond market that he does not find attractive would enhance shareholder value.

Perhaps the true reason for the proposed changes is to differentiate WIW from its sister fund the Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund (WIA). That way the Trustees can continue to receive two directors fees, auditors can continue to receive two audit fees, the attorneys can continue to receive two attorney fees, and the New York Stock Exchange can receive two listing fees; all at the expense of shareholders - some of which overlap both funds (which increases transfer agent costs).

What would enhance shareholder value? Merging these two funds together is a very common sense thing that could be done in order to reduce fund expenses and enhance shareholder value. Another thing the Trustees may have considered is the sunroof provision outlined in the Fund's original prospectus. This provision spells out remedies (such as tender offers, buybacks, and open-ending) that the Trustees would consider to narrow the Fund's discount. These are changes upon which the Trustees should have been focused, after all they do not manage the Fund's assets, they are stewards of the Fund's owners - the shareholders.

As a representative of the second largest shareholder of the Fund, I would like to express our firm's profound dismay with the Trustees' proposed changes and their failure to seek shareholder approval. It is our fiduciary duty to hold each member of the Board of Trustees personally responsible for any economic harm caused to the clients of our firm.

We suggest that you reconsider your proposed changes or at least seek shareholder approval before any changes are made to the Fund's investment policy. Furthermore, the Board of Trustees should offer dissenting shareholders a means of exiting their investment at fair value (net asset value) should they decide to go forward with the proposed investment policy changes.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA
Karpus Investment Management